SIRCLES

The Social Recommendations App Designed To Destroy Yelp!



sircles.com   Sacramento CA

Technology   Entertainment   Software   Saas   App

OVERVIEW   UPDATES 9   WHAT PEOPLE SAY 760   ASK A QUESTION 81

Highlights

(1) Top competitor to Yelp and disrupter of online review platforms.

(2) On the forefront of ESG values and a socially responsible investment.

(3) Over 500 positive reviews in app averaging 4.8 stars.

(4) Approaching 20,000 downloads since launch (launched February 1st, 2021)

(5) Maxed out beta-tester program at 3,000 in a matter of days.

(6) Over 500 investors on wait list to invest, and over 200 businesses on wait list for promotional materials.

(7) #1 Trending App on Kickstarter on launch day.

(8) All about positivity!

Our Team

John Worthington Co-Founder, CEO

Founded and scaled Tech 2U to nearly $10M in ARR. Built a highly qualified and loyal team of executives. Tech 2U provides computer repair, managed services, web development and digital marketing to the Sacramento, San Diego, and Las Vegas

development and digital marketing to the Sacramento, San Diego, and Las Vegas markets.

> As small business owners, we've witnessed how serious the problem with Yelp is. They are self-serving brokers of toxicity, unfairness and bullying. Yelp cares nothing for the small businesses they force onto their platform nor do they care about the rampant negativity and false reviews that threaten the reputation of many companies. As users, we have a circle of friends who have recommendations we trust FAR more than reviews. Sircles solves both problems. No reviews, means nothing negative... just LOVE ♥



Todd Fiore Co-Founder, CIO

Co-Founder of Tech 2U. Established the technical systems and infrastructure to scale Tech 2U to nearly 100 employees. Created the culture at Tech 2U that makes it the most beloved tech company in Sacramento for IT professionals and customers.



Danny Hinkle Co-Founder, COO

Early employee at Tech 2U, VP of Digital Marketing. Generated millions in revenue. Formed key strategic partnerships with celebrity influencers that were critical to scaling Tech 2U and have proven extremely beneficial to Sircles.

SEE MORE

The Problem(s): Yelp and Online Review Platforms Mistreat Small Businesses and Mislead Consumers

Yelp is widely known as a <u>Billion-Dollar Bully</u> and extortionist

Biased algorithms and a deliberate intent to force small businesses to comply with their corrupt practices, makes Yelp one of the most despised online review platforms for small businesses whilst creating an unreliable and untrusted source of recommendations for the unsuspecting consumer.

Positivity is the future. People are exhausted by online bullying, politics, and drama. Sircles was designed to promote sharing and positive vibes only!

Meet Sircles: Recommendations From Your Friends and People You Trust





Your Favorites Are Your Recommendations

Sircles works in two ways:

1. When you favorite a business, it stores that business for you to recall later (like a digital rolodex).

2. Sircles *also* displays your recommendation publicly for all your friends and followers to see.

Friends can simply tap on a category to find recommendations from their friends in the app—it's that simple.

Here's a short video that shows this in action:



Beta users LOVE the first version of the app!



How To Monetize:

Sircles is subscription based and aims to stay away from the ad based revenue model. When businesses claim their profile page ($20/mo), they unlock the ability to place coupons on a local map, gain full control over their profile, and get access to detailed analytics, such as which users have "favorited" their business. Very simple, affordable, and automated.




Where are we now? Why is the timing right?

Just as we promised, Sircles launched on iOS and Android on February 1st, 2021. The overall reaction by users of the app has been overwhelmingly positive and encouraging. We're approaching 20,000 downloads since launch and have over 500 positive reviews with an average of 4.8 stars. We currently have several hundred businesses interested in our app who could become potential subscribers, with many more on the way as we launch our influencer and social media campaigns. We have expanded our development team, adding more talented programmers and quality assurance specialists who continue to develop new features and improve existing ones. The social media landscape has become increasingly saturated with negativity, hate and disinformation, especially in these troubled times when so many are struggling. At the core of the Sircles experience is positivity, love, and trust. Given the current state of the world we feel the timing for Sircles couldn't be better!